FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of February 2004

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto is Registrant’s press release dated February 16, 2004, announcing an agreement in which Registrant is to supply SingTel-Optus with an additional 2,500 Skystar 360E Very Small Aperture Terminals (VSATs) and hub expansion equipment.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) BY: /S/ Oren Most —————————————— Oren Most CEO and President

Dated: February 18, 2004

Feb 16, 2004

Gilat Expands Relationship with Optus with Additional 2,500 Skystar 360E VSATs

Petah Tikva, Israel, 16, 2004 – Gilat Satellite Networks Ltd. (Nasdaq: GILTF) announced today an agreement to supply Australia’s second largest telecommunications company, SingTel –Optus, with an additional 2,500 Skystar 360E Very Small Aperture Terminals (VSATs) and hub expansion equipment. The addition of VSATs to Optus’ network reflects its plans to grow broadband services in Australia and New Zealand, particularly in rural and regional areas.

Optus operates two-way satellite services throughout Australia and New Zealand based predominantly on Gilat’s 360 and 360E systems. The Skystar 360E, for example, is already being used by Optus to deliver distance learning services to small rural towns and isolated homesteads in New South Wales (NSW) and across the Northern Territory (NT).

Warren Hardy, Managing Director of Optus Wholesale & Satellite, said the large order of VSATs will help Optus bring down equipment costs which in turn will pass the savings onto its customers. “This deal is a win/win situation for Optus and our customers. We have been investing heavily in VSAT technology in recent years due to the ever-increasing demand for Internet and data delivery for rural and remote Australia.

“VSATs are well suited in areas where there is no Digital Subscriber Line (DSL) coverage or terrestrial infrastructure. For example, our SatWeb service, which utilises Gilat’s hardware, is proving to be very successful due to the small size and extensive capabilities of the terminals”, Mr. Hardy said.

Oded Sheshinski, Gilat’s Manager for Australia-Pacific, said “This agreement with Optus demonstrates the increasingly strong relationship between our two companies. Gilat is excited to play an active role through its technology and equipment in assisting Optus expand its broadband services throughout the region.”

About SingTel Optus Satellite
SingTel Optus has more than 20 years experience as a satellite owner and operator combined with Australia’s largest fleet of domestic satellites. The SingTel Group’s fleet includes five satellites in orbit covering Australia, Tasmania, Norfolk Island, New Zealand, China and India, as well as limited coverage to Papua New Guinea, Cocos Island, Christmas Island, Lord Howe Island, Solomon Islands and East Timor. Following the successful launch of the C1 satellite in June 2003, Optus plans to launch two new satellites for Australia/New Zealand over the next few years. This expansion of the Optus fleet underpins Optus’ satellite business and secures its leadership position in the television broadcasting markets of Australia and New Zealand.
For further information about Optus satellite services visit www.optusbusiness.com.au

About Gilat Satellite Networks Ltd.
Gilat Satellite Networks Ltd., with its global subsidiaries Spacenet Inc., Gilat Latin America and rStar Corporation (RSTRC), is a leading provider of telecommunications solutions based on Very Small Aperture Terminal (VSAT) satellite network technology – with nearly 400,000 VSATs shipped worldwide. Gilat, headquartered in Petah Tikva, Israel, markets the SkyEdge ™ Product Family which includes the SkyEdge™ Pro, SkyEdge™ IP, SkyEdge™ Call, SkyEdge™ DVB-RCS and SkyEdge™ Gateway. In addition the Company markets the Skystar Advantage®, DialAw@y IP™, FaraWay™, Skystar 360E™ and SkyBlaster* 360 VSAT products in more than 70 countries around the world. Gilat provides satellite-based, end-to-end enterprise networking and rural telephony solutions to customers across six continents, and markets interactive broadband data services. Skystar Advantage, Skystar 360E, DialAw@y IP and FaraWay are trademarks or registered trademarks of Gilat Satellite Networks Ltd. or its subsidiaries. (*SkyBlaster is marketed in the United States by StarBand Communications Inc. under its own brand name.) Visit Gilat at www.gilat.com.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Investor Inquiries:
Tim Perrott
Tel: +1703-848-1515

Gilat Media Contact:
Barry Spielman,
Senior Director, Corporate Marketing
tel: +(972)3-925-2201
barrys@gilat.com